February 11, 2005

By Facsimile and U.S. Mail

Alison W. Miller, Esq.
Stearns Weaver Miller Weissler
Alhadeff & Sitterson , P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130

	Re:	IVAX Corporation
		Schedule TO-I, Amendment No. 1
		Filed February 9, 2005

Dear Ms. Miller:

	We have the following comments on the above-referenced filing:

Schedule TO
1. We note from the closing of your letter that you intend to disseminate changes to the document to security holders. Please tell us your plans in this regard, as well as your plans for extending the offer.

Offer to Exchange
2. We reissue comment 5. Please revise the summary to provide investors with information regarding how the company reasonably expects to fund the cash requirements of the notes. If the company does not have sufficient cash on hand and has no plans in this regard, then disclose that management has no current plans or expectations regarding how it will satisfy the cash requirements.

Summary Financial Data, page 14
3. We note the added disclosure in response to comment 12. We are unable to locate disclosure of the company`s the book value as required by Item 1010(c)(5) of Regulation M-A. Please revise the document to provide this information.


United States Federal Income Tax Consequences, page 68
4. We reissue comment 11 in part. The added disclosure on page 68 states, "This discussion generally does not describe tax considerations that arise from rules of general application to all taxpayers or that are generally assumed to be known by investors." This language is inappropriate in light of the purpose of the disclosure required by Item 1004(a)(xii). Also, please revise the bolded language on page 69 do not address the comment. While we will not object if you recommend that security holders consult a tax advisor with respect to the tax consequences of the transaction to them based on their particular situation, you may not urge them to do so as a general matter.
Closing Comments
5. Please provide the written statement requested in the closing comments of our prior letter. The information is repeated here for your convenience:

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *


Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 942-1881. You may also contact me by facsimile at (202) 942-9638.

      Sincerely,



      Abby Adams
Special Counsel
      Office of Mergers and Acquisitions
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Alison W. Miller, Esq.
February 11, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE